As filed with the Securities and Exchange Commission on October 18, 2007
Registration No. 333-           *

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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PETRO RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	86-0879278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Wayne P. Hall
777 Post Oak Boulevard, Suite 910	777 Post Oak Boulevard, Suite 910
Houston, Texas 77056	Houston, Texas 77056
(832) 369-6986	(832) 369-6986
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Address, including zip code, and telephone number, including area code, of registrant's agent for service of process)
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Copy to:
Allan R. Conge
Burleson Cooke L.L.P.
711 Louisiana Street, Suite 1701
Houston, Texas 77002
Phone: (713) 358-1700
Fax: (713) 358-1717
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Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share(3)	1,773,233	$2.37	$4,202,562	$129
Common Stock, $0.01 par value per share(4)	240,000	$2.37	$568,800	$18
Total	2,013,233	$2.37	$4,771,362	$147

(1)
Pursuant to Rule 416 of the Securities Act of 1933, the registrant is also registering an indeterminate number of additional shares as may be issuable as a result of stock splits, stock dividends or similar transactions which occur during this continuous offering.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the common stock as reported on the American Stock Exchange on October 17, 2007.

(3)	Represents shares of common stock issuable upon conversion of Series A Convertible Preferred Stock held by the selling stockholders.
(4)	Represents shares of common stock issuable upon exercise of outstanding warrants held by the selling stockholders.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2007

PROSPECTUS
2,013,233 Shares

PETRO RESOURCES CORPORATION

Common Stock

This prospectus relates to the resale of

•	1,773,233 shares of our common stock, $0.01 par value, underlying our Series A Convertible Preferred Stock; and

•	240,000 shares of our common stock issuable upon the exercise of warrants.

All of the shares are being offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time the shares of our common stock to be issued to the selling stockholders only if and when they exercise their conversion rights under the Series A Preferred Stock or exercise the warrants held by them. Although we will receive proceeds from the conversion of the Series A Preferred Stock or the exercise of the warrants, we will not receive any proceeds from the sale of the common stock by the selling stockholders.

The selling stockholders may sell their shares of common stock at the prevailing market price, in negotiated transactions or in any manner allowed by law. If all of the Series A Convertible Preferred Stock were converted by the selling stockholders, we would receive $7,979,547 and if all of the warrants were exercised by the selling stockholders we would receive $720,000. The selling stockholders are not obligated to convert the Series A Convertible Preferred Stock or to exercise the warrants.

Our shares of common stock are listed on the American Stock Exchange under the symbol “PRC.” The last reported sale price of our common stock on October 17, 2007, as reported by the American Stock Exchange, was $2.35 per share.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ________ __, 2007

TABLE OF CONTENTS

Cautionary Statement Concerning Forward-Looking Information	1

Our Company	1

Risk Factors	2

Use of Proceeds	10

Selling Stockholders	10

Plan of Distribution	11

Legal Matters	12

Experts	12

Where You Can Find More Information	12

Information we Incorporated by Reference	13

Index to Exhibits	17

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 2. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  This prospectus may only be used where it is legal to sell the offered securities.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.  You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission.  Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, “Petro Resources,” the “company,” “we,” “us,” and “our” refer to Petro Resources Corporation, a Delaware corporation and its subsidiary.  On February 16, 2007, we acquired an approximate 43% average working interest in certain producing properties located in the Williston Basin of North Dakota.  Those properties are referred to in this prospectus as the “Williston Basin Acquisition,” “Williston Basin properties” or “North Dakota properties.”

OUR COMPANY

We are an independent oil and natural gas company engaged in the acquisition, drilling and production of oil and natural gas properties in the United States. We act as a non-operator, which means we do not directly manage exploration, drilling or development operations. Instead, we seek to acquire interests in oil and natural gas properties in joint ownership with oil and natural gas companies that have exploration, development, production and operational expertise. We have focused our acquisition efforts on oil and natural gas properties and prospects principally located in North Dakota, the Gulf of Mexico, Texas, Louisiana, Kentucky, Utah, New Mexico, and Colorado.

Our executive offices are located at 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056, and our telephone number is (832) 369-6986.

RISK FACTORS

You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to our Company

We will require additional capital in order to achieve commercial success and, if necessary, to finance future losses from operations as we endeavor to build revenue, but we do not have any commitments to obtain such capital and we cannot assure you that we will be able to obtain adequate capital as and when required.

The business of oil and natural gas acquisition, exploration and development is capital intensive and the level of operations attainable by an oil and natural gas company is directly linked to and limited by the amount of available capital. We believe that our ability to achieve commercial success and our continued growth will be dependent on our continued access to capital either through the additional sale of our equity or debt securities, bank lines of credit, project financing or cash generated from oil and natural gas operations.

In February 2007, our subsidiary, PRC Williston LLC, obtained a $75 million credit facility. The lenders initially loaned us approximately $20 million to finance our acquisition of the Williston Basin properties and related costs and expenses; however, any further advances are subject to the prior approval of the lenders, of which there can be no assurance. We are prohibited by our guarantee under the $75 million credit facility from incurring any additional debt from third parties. We will seek to obtain additional working capital through the sale of our securities, including this offering, and, subject to the repayment of outstanding borrowings under our $75 million credit facility, we will endeavor to obtain additional capital through bank lines of credit and project financing. However, other than our current credit facility, we have no agreements or understandings with any third parties at this time for our receipt of additional working capital and we have a limited history of generating cash from oil and natural gas operations. Consequently, there can be no assurance we will be able to obtain continued access to capital as and when needed or that the terms of any available financing will be commercially reasonable. If we are unable to access additional capital in significant amounts as needed, we may be unable to explore and develop our current prospects and properties, we may have to forfeit our interest in certain prospects and we may not otherwise be able to grow or sustain our business. In such an event, our stock price will be materially adversely affected.

We do not have a significant operating history and, as a result, there is a limited amount of information about us on which to make an investment decision.

We were incorporated in June 1997 to engage in the design and manufacturing of children’s apparel. We terminated that business line in 1999 and since then have been engaged in the pursuit of alternative lines of business. In late 2004, we began to focus our attention on oil and natural gas exploration and development in the United States. In April 2005, we commenced assembling our present management team. In July 2005, we acquired our initial exploratory drilling prospects and commenced drilling activities in November 2005. In December 2005, we commenced production from our first oil and natural gas prospects and received our first revenues from oil and natural gas production in February 2006. In February 2007 we acquired a 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin in North Dakota. Accordingly, there is little operating history upon which to judge our business strategy, our management team or our current operations.

We have a history of losses and cannot assure you that we will be profitable in the foreseeable future.

Since we entered the oil and natural gas business in April 2005, through June 30, 2007, we have incurred a net loss from operations of more than $5.3 million. If we fail to generate profits from our operations, we will not be able to sustain our business. We may never report profitable operations or generate sufficient revenue to maintain our company as a going concern.

Covenants in our credit facility impose significant restrictions and requirements on us.

Our credit facility contains a number of covenants imposing significant restrictions on us, including restrictions on our repurchase of, and payment of dividends on, our capital stock and limitations on our ability to incur additional indebtedness make investments, engage in transactions with affiliates, sell assets and create liens on our assets. These restrictions may affect our ability to operate our business, to take advantage of potential business opportunities as they arise and, in turn, may materially and adversely affect our business, financial conditions and results of operations.

The credit agreement obligates PRC Williston to comply with certain financial covenants including a minimum current ratio, a minimum interest coverage ratio and minimum debt coverage ratios. Subsequent to June 30, 2007, PRC Williston entered into an agreement with the lenders to postpone the calculation of the financial covenants until the quarter ended September 30, 2007. There can be no assurance that we will be able to meet the financial covenants, and if we fail to satisfy these covenants, we would be subject to the default provisions of the agreement.

All of the assets of our operating subsidiary are pledged to secure the obligations under our credit facility. Our lack of unencumbered collateral could materially and adversely affect our ability to obtain, or increase the cost of obtaining, additional financing in the future.

We do not act as an operator in our current oil and natural gas properties, which means we are entirely dependent on third parties for the exploration, development and production of our leasehold interests.

An oil and natural gas operator is the party that takes primary responsibility for management of the day-to-day exploration, development and production activities relating to oil and natural gas properties. Our business plan is to acquire working interests in oil and natural gas properties with an industry partner functioning as the operator. To date, we have entered into agreements with various oil and natural gas operators on a project-by-project basis. Our reliance on third party operators for the exploration, development and production of our property interests subjects us to a number of risks, including:

•	the possibility that our inability to act as an operator may limit our ability to bid on and acquire desirable leasehold interests;
•	the possibility that quality operators may not be available to us as and when needed;
•	our inability to control the amount and timing of costs and expenses of exploration, development and production;
•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects; and
•	our inability to fully verify the financial condition of our partners.

If we are unable to enter into suitable partnering arrangements with quality operators on a timely basis, we risk suffering a number of adverse consequences, including:

•	the breach of our obligations under the oil and natural gas leases by which we hold our prospects and the potential loss of those leasehold interests;
•	loss of reputation in the oil and natural gas community;
•	a general slow down in our operations and decline in reserves and production, as well as revenue, earnings and cash flow; and
•	decline in market price of our common shares.

We have limited management and staff and will be dependent for the foreseeable future upon consultants and partnering arrangements.

At the present time, we have five employees, including our four executive officers. We intend to use the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental, investor relations and tax services. We will also pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation and leasing. Our dependence on third party consultants and service providers creates a number of risks, including but not limited to:

•	the possibility that such third parties may not be available to us as and when needed; and
•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations and stock price will be materially adversely affected.

The loss of any of our executive officers could adversely affect us.

We are dependent on the extensive experience of our executive officers to implement our acquisition and growth strategy. The loss of the services of any of our executive officers could have a negative impact on our operations and our ability to implement our strategy. We do not maintain or plan to obtain any insurance against the loss of any of these individuals.

In addition to acquiring producing properties, we also intend to grow our business through the acquisition and drilling of exploratory oil and natural gas prospects, which is the riskiest method of establishing oil and natural gas reserves.

In addition to acquiring producing properties, we intend to acquire and drill exploratory oil and natural gas properties that are profitable to produce. Drilling exploratory oil and natural gas properties requires significant capital expenditures and involves a high degree of financial risk. The budgeted costs of drilling, completing, and operating exploratory wells are often exceeded and can increase significantly when drilling and related service costs rise. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, and mechanical difficulties. Moreover, the successful drilling or completion of an exploratory oil or natural gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. We cannot assure you that our exploration, exploitation and development activities will result in profitable operations. If we are unable to successfully acquire and drill exploratory oil and natural gas prospects, our results of operations, financial condition and common stock price will be materially adversely affected.

Hedging transactions may limit our potential gains or result in losses.

In order to manage our exposure to commodity price risks in the marketing of our oil and natural gas, we may enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. For example, in conjunction with our acquisition of the North Dakota properties, we entered into hedging arrangements priced against the monthly settlement price as posted by the New York Mercantile Exchange (“NYMEX”) for West Texas Intermediate Crude with respect to 175 bbls/d for the twelve month period beginning March 2007, 100 bbls/d for the twelve month period beginning March 2008 and 75 bbls/d for the twelve month period beginning March 2009. While these contracts are intended to reduce the effects of volatile oil and natural gas prices, they may also limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the contract. In addition, such transactions may expose us to the risk of significant financial loss in certain circumstances, including instances in which:

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received;
•	our production and/or sales of oil or natural gas are less than expected;
•	payments owed under derivative hedging contracts come due prior to receipt of the hedged month’s production revenue; or
•	the other party to the hedging contract defaults on its contractual obligations.

We cannot assure you that any hedging transactions we may enter into will adequately protect us from declines in the prices of oil and natural gas. On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging transactions.

Any failure to meet our debt obligations would adversely affect our business and financial condition.

In conjunction with our acquisition of the North Dakota properties, PRC Williston LLC, our wholly-owned subsidiary, entered into a $75 million credit agreement on February 16, 2007, of which approximately $17.4 million was outstanding as of June 30, 2007. Funds borrowed under the credit facility bear interest at a rate equal to (x) the greater of the prime rate or 7.5%, plus (y) 2%, with interest payable monthly. The principal amount of advances outstanding under the credit facility are repayable monthly in an amount approximating 100% of PRC Williston’s cash on hand (from any source) less all permitted costs and expenses paid by PRC Williston for the monthly period. On September 19, 2007, the lenders agreed to amend the credit agreement and to advance to us an additional $7.4 million. Under the credit agreement, as amended, we are required to make an equity contribution of at least $7.0 million to PRC Williston on or before November 30, 2007, the proceeds of which are to be used to pay down the principal under the credit facility.

PRC Williston’s ability to meet its debt obligations under the credit agreement will depend on the future performance of the North Dakota properties, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. PRC Williston’s failure to service its debt could result in a default under the credit agreement, which could materially adversely affect our results of operations, financial condition and common stock price.

We have guaranteed the performance of PRC Williston’s obligations under the credit facility and have secured our guarantee by granting to the lenders a first priority security interest in our ownership interest in PRC Williston. If PRC Williston’s cash flow is not sufficient to service its debt, we may be required to perform our obligations under the guarantee which could have a negative impact on our ability to fund our other operations and we may be required to refinance the debt, sell assets or sell additional shares of common stock on terms that we do not find attractive. In addition, the guarantee agreement prohibits us from incurring any additional debt to third parties.

The credit agreement obligates PRC Williston to comply with certain financial covenants calculated as of the last day of each fiscal quarter, including a minimum current ratio beginning with the quarter ending on September 30, 2007, a minimum interest coverage ratio and debt coverage ratios based on earnings and oil and natural gas reserves, as such ratios are defined in the agreement. PRC Williston’s failure to comply with the financial and other restrictive covenants contained in the credit agreement could result in its default under the credit agreement, which could materially adversely affect our results of operations, financial condition and common stock price.

We have made a significant commitment to invest in Hall-Houston Exploration II, L.P.; two of our directors are controlling persons of the partnership and, as a result, our involvement in Hall-Houston Exploration II, L.P. may be subject to material conflicts of interest.

Hall-Houston Exploration II, L.P. is sponsored and managed by Hall-Houston Exploration Partners, L.L.C. The president and chief financial officer of Hall-Houston Exploration Partners, L.L.C. are Gary L. Hall and Brad Bynum, respectively, both of whom presently serve on our board of directors; and Brad Bynum also serves on our audit committee and compensation and nomination committee. In addition, Gary L. Hall is the brother of our chief executive officer, Wayne P. Hall. In the course of their management of Hall-Houston Exploration II, L.P., it is likely that Gary L. Hall and Brad Bynum may be required to make certain decisions and take certain actions that conflict with us or that may otherwise be in the best interest of Hall-Houston Exploration II, L.P., but may not be in the best interest of our company. For example, the general partner of Hall-Houston Exploration II, L.P. may decide to issue capital calls to the partners of Hall-Houston Exploration II, L.P. at times or in amounts that may be inconvenient for our company. It is also possible that disagreements may develop between us and Hall-Houston Exploration II, L.P. over our respective rights and obligations under the limited partnership agreement. In the event of any such conflict or disagreement, Gary L. Hall and Brad Bynum will have a material conflict of interest between their duties to and interests in our company and their duties to and interests in Hall-Houston Exploration II, L.P. There can be no assurance that any such conflicts of interest will be handled or resolved in a manner that does not have a material negative impact upon our rights, interests or opportunities.

If we are unable to fund our commitment to Hall-Houston Exploration II, L.P., we may be forced to sell our entire investment in the partnership at a significant loss.

Pursuant to the limited partnership agreement, we are required to fund our $8 million commitment to the partnership based on calls for capital made by the general partner from time to time. The general partner is authorized to issue a call for capital contributions at any time, and from time to time, over a three year period expiring in April 2009. In the event we are unable or unwilling to fund a capital call, the general partner may, among other actions, require us to sell our entire limited partnership interest to the other limited partners or the partnership, at the option of the other limited partners and the partnership, at a price equal to the lower of (i) 75% of the fair market value of our interest and (ii) 75% of our capital account balance in the partnership. We have funded approximately $3.9 million of our $8 million commitment, and we are unable to predict the timing and amount of the future calls for capital. We do not intend to set aside our remaining commitment of approximately $4.1 million for purposes of fulfilling our capital commitment obligations to the partnership, but intend to employ a significant portion of our presently available capital to acquire and develop other oil and natural gas properties. There can be no assurance, however, of the timing or amounts of calls for capital by the general partner of Hall-Houston Exploration II, L.P. or that we will be able to fund our commitment in full at the time any contribution to the capital of the partnership is required. If we are unable to fund a capital call when made, we may be forced to sell our entire investment in the partnership at a significant loss, in addition to being held liable for other damages to the partnership resulting from our breach of the partnership agreement.

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

Significant growth in the size and scope of our operations could place a strain on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, geologists, engineers and other professionals in the oil and natural gas industry could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plans.

Risks Relating to the Oil and Natural Gas Industry

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

Oil and natural gas are commodities and are subject to wide price fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;
•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;
•	the price and quantity of imports of foreign oil and natural gas;
•	acts of war or terrorism;
•	political conditions and events, including embargoes, affecting global oil-producing activity;
•	the level of global oil and natural gas exploration and production activity;
•	the level of global oil and natural gas inventories;
•	weather conditions;
•	technological advances affecting energy consumption;
•	the price and availability of alternative fuels; and
•	market concerns about global warming or changes in governmental policies and regulations due to climate change initiatives.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would materially and adversely affect our business, financial condition and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and revenue are highly dependent on our success in efficiently developing our current reserves and acquiring additional recoverable reserves. We may not be able to develop, find or acquire reserves to replace our current and future production at costs or other terms acceptable to us, or at all, in which case our business, financial condition and results of operations would be materially and adversely affected.

The unavailability or high cost of drilling rigs, equipment supplies or personnel could adversely affect our ability to execute our exploration and development plans.

The oil and natural gas industry is cyclical and, from time to time, there are shortages of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs of rigs, equipment and supplies may increase substantially and their availability may be limited. In addition, the demand for, and wage rates of, qualified personnel, including drilling rig crews, may rise as the number of rigs in service increases. The higher prices of oil and natural gas during the last several years have resulted in shortages of drilling rigs, equipment and personnel, which have resulted in increased costs and shortages of equipment in program areas we operate. If drilling rigs, equipment, supplies or qualified personnel are unavailable to us or our operators due to excessive costs or demand or otherwise, our ability to execute our exploration and development plans could be materially and adversely affected and, as a result, our financial condition and results of operations could be materially and adversely affected.

Lack of pipeline access, gathering systems and production equipment may hinder our access to oil and natural gas markets or delay our production.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. For example, there are no gathering systems in some of the program areas where we have acreage. Therefore, if drilling results are positive in these program areas, new gathering systems would need to be built to deliver any gas production to markets. There can be no assurance that we would have sufficient liquidity to build such systems or that third parties would build systems that would allow for the economic development of any such production.

We deliver our production through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market our production is affected and also may be harmed by:

•	the lack of pipeline transmission facilities or carrying capacity;
•	federal and state regulation of oil and natural gas production; and
•	federal and state transportation, tax and energy policies.

Any significant change in our arrangement with gathering system or pipeline owners and operators, or other market factors affecting the overall infrastructure facilities servicing our properties, could adversely impact our ability to deliver the oil and natural gas that we produce to markets in an efficient manner or the prices we receive. In some cases, we may be required to shut in wells, at least temporarily, for lack of a market because of the inadequacy or unavailability of transportation facilities. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market.

We are exposed to operating hazards and uninsured risks.

Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

•	fire, explosions and blowouts;
•	pipe failure;
•	abnormally pressured formations; and
•	environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

These events may result in substantial losses to us from:

•	injury or loss of life;
•	severe damage to or destruction of property, natural resources and equipment;
•	pollution or other environmental damage;
•	clean-up responsibilities;
•	regulatory investigation;
•	penalties and suspension of operations; or
•	attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

As is customary in our industry, we maintain insurance against some, but not all, of these risks. We cannot assure you that our insurance will be adequate to cover these losses or liabilities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or underinsured events may have a material adverse effect on our financial condition and operations.

The producing wells in which we have an interest occasionally experience reduced or terminated production. These curtailments can result from mechanical failures, contract terms, pipeline and processing plant interruptions, market conditions and weather conditions. These curtailments can last from a few days to many months.

Our industry is highly competitive which may adversely affect our performance, including our ability to participate in ready to drill prospects in our core areas.

We operate in a highly competitive environment. In addition to capital, the principal resources necessary for the exploration and production of oil and natural gas are:

•	leasehold prospects under which oil and natural gas reserves may be discovered;
•	drilling rigs and related equipment to explore for such reserves; and
•	knowledgeable personnel to conduct all phases of oil and natural gas operations.

We must compete for such resources with both major oil and natural gas companies and independent operators. Virtually all of these competitors have financial and other resources substantially greater than ours. We cannot assure you that such materials, equipment and resources will be available when needed. If we are unable to access material, equipment and resources when needed, we risk suffering a number of adverse consequences, including:

•	the breach of our obligations under the oil and natural gas leases by which we hold our prospects and the potential loss of those leasehold interests;
•	loss of reputation in the oil and natural gas community;
•	a general slow-down in our operations and decline in revenue and cash flow; and
•	decline in market price of our common stock.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of reserves shown in these reports.

In order to prepare reserve estimates in its reports, our independent petroleum consultant projected production rates and timing of development expenditures. Our independent petroleum consultant also analyzed available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary and may not be in our control. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, our independent petroleum consultant may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

A prospect is a property in which we own an interest and have what we believe, based on available seismic and geological information, to be indications of oil or natural gas reserves. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to be drilled to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas reserves in sufficient quantities to recover drilling or completion cost or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas reserves will be present or, if present, whether oil or natural gas reserves will be present in commercial quantities. We cannot assure you that the analysis we perform using data from other wells, more fully explored prospects and/or producing fields will be useful in predicting the characteristics and potential reserves associated with our drilling prospects.

We are subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to extensive federal, state and local laws and regulations relating to the exploration, production and sale of oil and natural gas, and operating safety. Future laws or regulations, any adverse change in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may result in substantial penalties and harm to our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

•	land use restrictions;
•	lease permit restrictions;
•	drilling bonds and other financial responsibility requirements, such as plugging and abandonment bonds;
•	spacing of wells;
•	unitization and pooling of properties;
•	safety precautions;
•	operational reporting; and
•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;
•	property and natural resource damages;
•	well reclamation cost; and
•	governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. It is also possible that a portion of our oil and natural gas properties could be subject to eminent domain proceedings or other government takings for which we may not be adequately compensated. See “Business Government Regulations” for a more detailed description of our regulatory risks.

Our operations may incur substantial expenses and resulting liabilities from compliance with environmental laws and regulations.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;
•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and
•	impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in:
•	the assessment of administrative, civil and criminal penalties;
•	incurrence of investigatory or remedial obligations; and
•	the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if our operations met previous standards in the industry at the time they were performed. Our permits require that we report any incidents that cause or could cause environmental damages. See “Business Government Regulations” for a more detailed description of our environmental risks.

Risks Relating to this Offering and our Common Stock

The market for our common stock is limited and may not provide investors with either liquidity or a market based valuation of our common stock.

Our common stock trades on the American Stock Exchange under the symbol “PRC.” On October 17, 2007, the last reported sale price of our common stock on the AMEX was $2.35 per share. However, we consider our common stock to be “thinly traded” and any last reported sale prices may not be a true market-based valuation of our common stock. Also, the present volume of trading in our common stock may not provide investors sufficient liquidity in the event they wish to sell their common shares. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and early stage public companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If we are unable to develop a market for our common stock, you may not be able to sell your common stock at prices you consider to be fair or at times that are convenient for you, or at all.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of shares of common stock in future acquisitions.

Sales of a substantial number of shares of our common stock by us or by other parties in the public market or the perception that such sales may occur could cause the market price of our common stock to substantially decline. In addition, the sale of such common stock in the public market could impair our ability to raise capital through the sale of common or preferred stock.

In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the assets or business acquired and our success in exploiting the properties or integrating the businesses we acquire and other factors

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. If and when the selling stockholders convert the Series A Preferred Stock into shares of common stock or exercise the warrants held by them, we will receive proceeds from the selling stockholders.  If all of the Series A Preferred Stock are converted, we may receive up to $7,979,547 and if all of the warrants are exercised in full, we may receive up to $720,000.  We intend to use any proceeds for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

On April 3, 2007, we completed the sale of 2,240,467 shares of our Series A Preferred Stock to the selling stockholders in consideration of (i) payment of $2 million to us; (ii) return of 1,573,800 shares of our common stock, with a deemed value of $4,721,400 (or $3.00 per common share), to us for cancellation; and (iii) the return of 160,000 common stock purchase warrants to us for cancellation. The shares and warrants represent all of the shares of the common stock and 160,000 of the 400,000 warrants in us previously held by the selling stockholder, which they acquired from us in connection with a private offering during the first quarter of 2006. Prior to the April 2007 transaction, the selling stockholders held approximately 6.9% of our voting stock. For the quarters ended June 30, 2007 and September 30, 2007, in lieu of payment of the Series A Preferred Stock cash dividend, we issued an aggregate of 111,510 additional shares of Series A Preferred Stock to the selling stockholders.

The Series A Preferred Stock was issued at a stated value of $3.00 per share and is convertible into shares of our common stock at any time at a conversion price of $4.50 per share. Both the stated value and conversion price are subject to adjustment in the event of any stock splits, dividends, combinations or the like affecting the Series A Preferred Stock or common stock, or any fundamental transactions. Each share of Series A Preferred Stock is entitled to dividends on the stated value at the rate of 10% per annum, provided that the dividend rate shall increase to 15% on April 3, 2008. Dividends are payable quarterly in cash or, at our option, in shares of Series A Preferred Stock at the stated value. The Series A Preferred Stock is entitled to vote with the common stock on an as converted basis. In the event of the liquidation of our company, each outstanding share of Series A Preferred Stock shall be entitled to a liquidation payment in the amount equal to the greater of (x) the stated value, plus any accrued and unpaid dividends, or (y) the amount payable per share of common stock which a holder of Series A Preferred Stock would have received if such holder had converted to common stock immediately prior to the liquidation event, plus any accrued and unpaid dividends. We are required to redeem all outstanding shares of Series A Preferred Stock on October 2, 2008 at a redemption price equal to the stated value, plus any accrued and unpaid dividends. We have the option to redeem the Series A Preferred Stock at any time, subject to 30 days prior written notice, at the same redemption price.

The following table, based on information currently known by us, sets forth information with respect to the shares of common stock beneficially owned by the selling stockholders as of October 1, 2007, based on the number of shares issuable upon exercise of each such selling stockholder’s shares of Series A Preferred Stock and warrant(s). The information is based on information provided by or on behalf of the selling stockholders. The information regarding shares owned after the offering assumes the sale of all shares issuable upon exercise of the warrants or conversion of the Series A Preferred Stock which are being offered by the selling stockholders. None of the selling stockholders has held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock, Series A Preferred Stock or warrants.

The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that each selling stockholder exercises all of its warrants and converts all of its Series A Preferred Stock and sells all of the shares issued upon exercise or conversion thereof, and that each selling stockholder sells all of the shares offered by it pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

Table of Selling Stockholders Offering Shares Registered Under this Registration Statement

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percentage(1)		Number	Percentage (1)
Touradji DeepRock Master Fund, Ltd.(2)	1,207,940	5.4	1,207,940	0	0

Touradji Gobal Resources Master Fund, Ltd.(3)	805,293	3.6	805,293	0	0

(1)	Based on 21,273,172 shares of common stock outstanding on September 30, 2007
(2)	Includes 1,063,940 shares of common stock underlying Series A Convertible Preferred Stock and 144,000 shares of common stock underlying warrants.
(3)	Includes 709,293 shares of common stock underlying Series A Convertible Preferred Stock and 96,000 shares of common stock underlying warrants.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares of common stock offered by this prospectus from time to time in one or more transactions on the American Stock Exchange, or any other stock exchange, market or trading facility on which the shares of common stock may from time to time be trading, in negotiated transactions or in a combination of any such methods of sale.  These sales may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of common stock may be offered directly to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the selling stockholders, including donees, transferees or other successors-in-interest, may sell their shares of common stock also include:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	brokers or dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders, including donees, transferees or other successors-in-interest, may also sell their shares in accordance with Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.

An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commission from the selling stockholders or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of common stock by the selling stockholders and any commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution.  In addition, the selling stockholder and any other person participating in a distribution will be subject to  the Exchange Act which may limit the timing of purchases and sales of common stock by the selling stockholder or any other person.

We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation limits, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Burleson Cooke, LLP, Houston, Texas.

EXPERTS

The financial statements of Petro Resources Corporation as of December 31, 2006 and for the year ended December 31, 2006, appearing in our Annual Report on Form 10-KSB for the year ended December 31, 2006, as well as statements of combined revenues and direct operating expenses of the oil and natural gas properties purchased by Petro Resources Corporation from Eagle Operating, Inc. for the years ended December 31, 2006 and 2005, appearing in our Current Report on Form 8-K/A filed May 7, 2007, and incorporated by reference into this Prospectus and in the Registration Statement have been audited by  Malone & Bailey, PC, independent certified public accountants, Houston, Texas.  The financial statements as of December 31, 2005 and for the year ended December 31, 2005, appearing in our Annual Report on Form 10-KSB for the year ended December 31, 2006 have been audited by Farber Hass Hurley & McEwen LLP, independent certified public accountants, Granada Hills, California.  We have incorporated the financial statements in this prospectus in reliance upon the reports of such firms, given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov which contains the reports, proxy statements and other information we file with the SEC. You may also inspect our SEC reports and other information at our website at http://www.petroresourcescorp.com. We do not intend for information contained in our website to be part of this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934.  The information that is incorporated by reference consists of:

•	Our annual report on Form 10-KSB for the fiscal year ended December 31, 2006, as amended on April 30, 2007;

•	Our quarterly report on Form 10-QSB for the quarterly period ended March 31, 2007;

•	Our quarterly report on Form 10-QSB for the quarterly period ended June 30, 2007;

•	Our current reports on Form 8-K filed on September 24, June 1, May 7, April 5, February 23, February 7, 2007, and January 16, 2007; and

•
The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 25, 2006, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K), after the date of the initial registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Petro Resources Corporation, Attn: Mr. Wayne P. Hall, 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056, Telephone: (832) 369-6986.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses, all of which will be paid by the registrant, payable in connection with the sale of common stock being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$147
Legal fees and expenses	20,000
Accounting fees and expenses	5,000
Miscellaneous	3,000
Total	$28,147

Item 15. Indemnification of Directors and Officers

We intend to enter into separate indemnification agreements with each of our directors. These agreements will provide that we will indemnify each of our directors against any and all expenses incurred by that director because of his or her status as one of our directors, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws. In addition, the agreements will provide that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding. Our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors. The certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is amended to authorize corporate action to further eliminate or limit the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws.

As permitted by section 145 of the Delaware General Corporation Law, our bylaws provide that we may indemnify any our directors and officers to the fullest extent permitted by Delaware law. In addition, as permitted by section 145 of the Delaware General Corporation Law, our bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance, which we currently maintain to cover our directors and executive officers.

Item 16. Exhibits.

Exhibit Number	Description

4.1 (2)	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock.

4.2 (1)	Form of Registration Rights Agreement dated February 17, 2006.

4.3 (1)	Form of Warrant sold as part of February 2006 private placement.

4.4 (2)	Securities Purchase Agreement dated April 3, 2007.

4.8 (2)	Registration Rights Agreement dated April 3, 2007.

5.1	Opinion of Burleson Cooke L.L.P. regarding validity of securities being issued.

23.1	Consent of Farber Hass Hurley and McEwen, LLP.

23.2	Consent of Malone & Bailey, PC.

23.3	Consent of Burleson Cooke L.L.P. (included in Exhibit 5.1).
______________

(1)	Incorporated by reference from Petro Resources Corporation’s Form SB-2 filed on March 21, 2006 (Registration No. 333-132596).
(2)	Incorporated by reference from Petro Resources Corporation’s current report on Form 8-K filed effective April 5, 2007 (File No. 001-32997).

Item 17. Undertakings.

(a)        The undersigned registrant hereby undertakes that it will:

(1)        File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)        include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)        reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)        include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this item do not apply if the registration statement is on Form S-3 and the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the registrant under the Securities Exchange Act of 1934, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is deemed part of and included in the registration statement.

(2)        For determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)        File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)        For determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)  Any other communication that is an offer in the offering made by the registrant to the purchaser.

(b)
Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or Prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or Prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or Prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on October 17, 2007.

PETRO RESOURCES CORPORATION

By: /s/ Wayne P. Hall
Wayne P. Hall, Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wayne P. Hall and Donald L. Kirkendall, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Wayne P. Hall Wayne P. Hall	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 17, 2007

/s/ Donald L. Kirkendall Donald L. Kirkendall	President and Director	October 17, 2007

/s/ Harry Lee Stout Harry Lee Stout	Executive Vice President, Chief Financial Officer and General Counsel (Principal Financial Officer)	October 17, 2007

/s/ Allen R. McGee Allen R. McGee	Chief Accounting Officer and Director (Principal Accounting Officer)	October 17, 2007

/s/ J. Raleigh Bailes, Sr. J. Raleigh Bailes, Sr.	Director	October 17, 2007

/s/ Brad Bynum Brad Bynum	Director	October 17, 2007

/s/ Gary L.Hall Gary L. Hall	Director	October 17, 2007

/s/ Joe L. McClaugherty Joe L. McClaugherty	Director	October 17, 2007

/s/ Steven A. Pfeifer Steven A. Pfeifer	Director	October 17, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

4.1 (2)	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock.

4.2 (1)	Form of Registration Rights Agreement dated February 17, 2006.

4.3 (1)	Form of Warrant sold as part of February 2006 private placement.

4.4 (2)	Securities Purchase Agreement dated April 3, 2007.

4.8 (2)	Registration Rights Agreement dated April 3, 2007.

5.1	Opinion of Burleson Cooke L.L.P. regarding validity of securities being issued.

23.1	Consent of Farber Hass Hurley and McEwen, LLP.

23.2	Consent of Malone & Bailey, PC

23.3	Consent of Burleson Cooke L.L.P. (included in Exhibit 5.1).
______________

(1)	Incorporated by reference from Petro Resources Corporation’s Form SB-2 filed on March 21, 2006 (Registration No. 333-132596).
(2)	Incorporated by reference from Petro Resources Corporation’s current report on Form 8-K filed effective April 5, 2007 (File No. 001-32997).